Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE IMPLEMENTS STRUCTURAL ADJUSTMENTS TO SUPPORT COMBINED BUSINESS

Ottawa, Canada, June 4, 2012 - DragonWave Inc. (TSX: DWI, NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, announced today that it has implemented several structural adjustments to reflect DragonWave’s global integration plan for the recently-completed acquisition of Nokia Siemens Networks’ microwave transport business.

In order to better align costs with revenues, DragonWave will eliminate 68 positions from the company’s workforce in Ottawa and Israel. DragonWave expects to save approximately US$6 million in annual operating expenses as a result of this staff reduction. DragonWave anticipates restructuring charges in the first quarter fiscal year 2013 as a result of the elimination of these positions to be approximately US$0.8 million, and a one-time cash usage in the second quarter of fiscal year 2013 of approximately US$1.5 million.

In order to support the anticipated increase in breadth of end-customers and volumes of shipments resulting from the combination of the DragonWave and Nokia Siemens Networks’ microwave businesses, DragonWave has established a distribution capability in Venray, Netherlands to complement its existing logistics capabilities in Ottawa and Penang, Malaysia.

In order to better support its expanded global footprint DragonWave is staffing new regional subsidiaries in Mexico and Brazil and will increase the staff levels in certain other regional offices. This global presence will augment the previously-announced services arrangement between DragonWave and Nokia Siemens Networks in Italy, and an interim services agreement between the same parties that has been entered into pending the completion of the acquisition of Nokia Siemens Networks’ microwave transport operations in China.

“The thrust of the actions we have announced today is to position ourselves properly to serve our global customer set, to support our expanded product portfolio, to accelerate the rate of innovation, and to reduce costs,” said Peter Allen, DragonWave’s President and CEO.

Figures are in U.S. dollars and in accordance with U.S. generally accepted accounting principles.

About DragonWave

DragonWave is a leading provider of high-capacity microwave solutions that drive next-generation IP networks. DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave’s products is wireless network backhaul.

Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Information

Certain statements in this release, including the estimate of anticipated restructuring charges and cash usage provided above and the intended effects of DragonWave’s global integration plan for its recently expanded microwave transport business, constitute forward-looking statements within the meaning of applicable securities laws. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are preceded by words such as “believe”, “expect”, “anticipate”, “estimate”, “plans”, “intends”, “will” or similar expressions. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to vary materially. Certain risks relating to the acquisition of Nokia Siemens Network’s microwave transport business can be found in DragonWave’s press release of June 1, 2012 and in DragonWave’s Annual Information Form dated May 11, 2012. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Media Contacts

Nadine Kittle	John Lawlor	Becky Obbema
Marketing Communications	VP Investor Relations	Interprose Public Relations
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	jlawlor@dragonwaveinc.com	becky.obbema@interprosepr.com
Tel: +1 613 599 9991 ext 2262	Tel: +1 613 895 7000	Tel: +1 408 778 2024